

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 5, 2017

<u>Via E-Mail</u>
Gao Yonggang
Chief Financial Officer
Semiconductor Manufacturing International Corp.
18 Zhangjiang Road
Pudong New Area
Shanghai
China, 201203

   Re: Semiconductor Manufacturing International Corp.
     Form 20-F for the Fiscal Year Ended December 31, 2016
     Filed April 27, 2017
     File No. 1-31994

Dear Mr. Yonggang:

   We refer you to our comment letter dated November 6, 2017 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Cecilia Blye

           Cecilia Blye, Chief
           Office of Global Security Risk

cc: Amanda Ravitz
   Assistant Director